NEWMARKET GOLD INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Newmarket Gold Inc. (the "Company") will be held at TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, M5X 1J2 on Wednesday, the 25th day of May, 2016, at 4:00 p.m. (Toronto time) for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company as at and for the years ended December 31, 2015 and 2014, together with the report of the auditors thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants as auditor of the Company and authorize the board of directors to fix their remuneration;

4.	to transact such further or other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

This notice is accompanied by a form of proxy, a management information circular (the “Circular”), and the audited consolidated financial statements of the Company as at and for the years ended December 31, 2015 and 2014. Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company have fixed the close of business on April 11, 2016 as the record date for the Meeting, being the date for the determination of the registered holders entitled to notice and to vote at the Meeting and any postponement(s) or adjournments(s) thereof.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof in person are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof. The board of directors of the Company has by resolution fixed 4:00 p.m. (Toronto time) on May 20, 2016 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting as the time by which proxies to be used or acted upon shall be deposited with the Company’s transfer agent, in accordance with the instructions set forth in the accompanying Circular and the form of proxy. The Chairman of the Meeting may waive or extend the proxy deadline without notice.

DATED at Toronto, Ontario as of the 7th day of April, 2016
BY ORDER OF THE BOARD

(Signed) “Douglas B. Forster”
President, Chief Executive Officer and Director